Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is an article discussing Vast Solar Pty Ltd’s (“Vast Solar”) proposed business combination with Nabors Energy Transition Corp. published on or around April 27, 2023.

Vast Solar: A Carbon-Free Breakthrough for Utilities of the Future

▪	Vast Solar going public via a merger with Nabors Energy Transition Corp. (NYSE: NETC)

▪	NETC is the only SPAC focused on energy transition with a major corporate backer

▪	Vast Solar uses a next-generation technology that will revolutionize solar industry, called CSP v3.0

▪	CSP systems generate solar power through the use of mirrors that concentrate large areas of sunlight into a receiver, then use the heat to drive a steam turbine and create electricity

▪	CSP offers carbon-free, dispatchable power and heat, lower-cost technology for sun-belt countries

▪	CSP TAM by 2050 seen between 700-1,800 GW, with revenue potential at $3.5 trillion

▪	Vast Solar has 3.7-GW global pipeline of potential CSP projects and 230 MW of projects under development

▪	IEA forecasts deployment of up to 430GW of new CSP capacity globally by 2050 for on-grid applications alone

▪	Outstanding C-suite includes experienced entrepreneurs and leaders from various sectors, led by CEO Craig Wood at the helm for over 7 years

▪	Compelling economics with $770 million in 30-year lifetime revenue at 27% net margin for a typical 150 MW project

By Jarrett Banks and John Jannarone

Concentrated solar power (CSP), a decades-old technique for harnessing vast amounts of energy in a small area, should be ubiquitous in sunbelt areas around the globe. But until now, the technology wasn’t cost-effective for industrial heat and clean-power production at scale.

Meet aptly-named Vast Solar, a renewable energy company based in Australia that has developed the next-generation of concentrated solar power systems that will revolutionize the industry. The company is going public via a merger with Nabors Energy Transition Corp. (NYSE: NETC), a special purpose acquisition vehicle formed by energy powerhouse Nabors Industries Ltd., and is expected to be listed on the NYSE under the ticker VSTE in the second or third quarter of 2023.

CSP systems generate solar power through the use of mirrors that concentrate large areas of sunlight into a receiver, then use the heat to drive a steam turbine and create electricity. Vast Solar’s technology, called CSP v3.0, is carbon-free and provides power for on and off-grid applications, energy storage, and the creation of green fuels such as solar methanol and green hydrogen.

Now that the technology works efficiently, the potential to scale is dramatic. The total addressable market for CSP by 2050 will be between 700 and 1,800 gigawatts (GW), with a revenue potential of over $3.5 trillion, according to a top tier international management consulting firm. The International Energy Agency (IEA) forecasts deployment of up to 430 GW of new CSP capacity globally by 2050 for on-grid applications alone.

That leaves room for many players to succeed but Vast Solar is a first mover – and already getting a piece of the pie. The company has 230 megawatts of projects under development, with a total pipeline of 3.7 GW, as of February 2023.

Large governments around the world are firmly backing the business. Up to A$ 215 million of funding has been committed by the Australian and German governments.

Importantly, the technology is tried and true, with CSP v3.0 already piloted for over five years and de-risked through a grid-synchronized demonstration plant that’s operated for nearly three years. The modular tower modality and sodium-based heat transfer technology provide a design that increases reliability and efficiency, while reducing complexity, cost and construction time.

To accelerate deployments in the US, the Inflation Reduction Act (IRA) is expected to materially improve project economics through the 30+% investment tax credit. The partnership between NETC and Vast Solar represents an attractive entry point for some of the most topical energy transition macro themes: dispatchable power, storage, process heat and green fuels.

The parent of NETC, Nabors, is an energy powerhouse with decades of successful field experience. It will develop technology with Vast Solar to improve its systems by leveraging Nabors’ expertise in automation, robotics, remote operations and material science.

Traditional storage solutions come with many compromises such as cost, safety and supply chain issues. CSP offers a variety of key features, including carbon-free, dispatchable power and heat, lower cost technology for sun-belt countries, highly efficient systems with minimal losses, integrated energy storage with thermal batteries that charge themselves with daylight, and a low-risk supply chain consisting primarily of glass and steel.

CSP solves two problems that wind and solar photovoltaics (PV) cannot. Wind and solar PV are intermittent generators. Adding battery storage allows wind and solar PV to be dispatched, but only with limited duration, at a high cost and with significant trade-offs. CSP provides efficient long-duration storage which makes it comparable to traditional fossil generation.

Decarbonizing manufacturing is challenging because many industrial processes require heat that can only be efficiently generated by burning fossil fuels. CSP can generate process heat equivalent to burning fossil fuels, allowing manufacturers to decarbonize.

This expands addressable end markets beyond power generation to produce heat for industrial purposes or deliver a mix of power and heat for the production of green fuels such as green hydrogen, green methanol and sustainable aviation fuels, among others.

Vast’s Modular Tower is a new and innovative approach to CSP that seeks to address the challenges facing conventional CSP. The Modular Tower utilizes molten sodium as its heat transfer fluid, which enables a modular tower design that unlocks benefits that collectively drive down costs and de-risk the operation.

These provide a variety of advantages, including reduced construction time, locational flexibility, lower operational risk through better thermal process control, higher operating temperatures delivering improved plant economics in both salt storage and turbine efficiency, and the ability to alter dispatch to meet changes in grid circumstances.

Additionally, modular towers offer a safer and cheaper way to conduct maintenance on a smaller tower and receiver, increasing the ability to meet customer requirements for both power and heat.

Turning to deployment goals, the company has a focus on several sunny regions, including stretches of North America, Europe/Middle East, APAC, Latin America, Central and South America, and Africa.

One proof point is Vast Solar’s 50-megawatt Mount Isa solar thermal plant, located in northern Queensland state, which is also a testament to the growing demand for renewable energy. The isolated mining community will benefit from the plant, which incorporates technology that allows heat from the sun to be stored for up to 16 hours.

The facility is intended to complement the A$1.5 billion CopperString 2.0 project, which will connect the region to the national electricity network via as much as 1,000 kilometers (621 miles) of new transmission line. This will open up a route to urban coastal markets for the Mount Isa site and potentially even bigger solar thermal operations.

Investors should be lit up by Vast Solar’s unit economics. An illustrative 150 MW project will generate $770 million in revenue over a 30-year life at a robust 27% margin, as the company explains in its detailed investor presentation, available here.

Vast Solar’s executive team, led by CEO Craig Wood with 23 years of experience, is composed of entrepreneurs and leaders from various sectors. Meanwhile, NETC’s team is also world-class, led by President, CEO, Secretary and Chairman Anthony G. Petrello, who has 36 years of management experience. Mr. Petrello is also CEO of Nabors, where he has led the company successfully for over a decade.

Vast Solar expects to get up to $351 million from the SPAC merger transaction, which it plans to use for project development and investments, and deployment of manufacturing facilities. The company’s future is looking bright, and investors would be wise to catch some its rays before more of the world takes notice.

Important Information for the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 22, 2023. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the SEC in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 22, 2023 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.